VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 MAY -5 A 9:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 April 2008

BEST AVAILABLE COPY

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

08003173

Attention: Mr. Elliot Staffin

SUPPL

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES

A NEW HOPE FOR CANCER TREATMENT

RECEIVED

2008 MAY -5 A 9:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX and Media Release
23 April 2008

VIRALYTICS USA PATENT ISSUED:

Viralytics Limited (VLA) advises that it has been granted a patent in the United States of America for the use of its family of 4 Coxsackie viruses for the treatment of all cancers bearing expression of the ICAM-1 molecule.

Numerous cancers have elevated levels of ICAM-1 on their cell surfaces and the presence of this molecule allows our family of viruses to lock onto the surface of cancer cells, infect and destroy them.

Professor Darren Shafren (Director and Inventor of the technology) said "The issuance of this patent is a significant milestone for the company as it covers the company's core oncolytic virus technology. As the USA represents approximately 40% of the world market for cancer treatments the granting of a patent in this market is a major step towards the successful commercialisation of an anti-cancer product".

The granting of this core patent adds significant value to the company's intellectual property portfolio.

It is important to note that the scope of the granted patent covers the use of the company's lead product, CAVATAK™ (which is currently undergoing clinical evaluation in two Phase I mono-therapy trials in late stage melanoma, breast and prostate cancer patients) and also 3 additional strains of Coxsackie A group viruses currently under pre-clinical development by Viralytics.

This patent provides an exclusive use of our family of Coxsackie A group viruses for the treatment of cancers until 2022 with up to a five year extension to 2027 potentially available under US legislation.

The patent granted (US patent number 7,361,354) is entitled "Methods for treating malignancies expressing ICAM-1 using Coxsackie A group viruses". Similar patents addressing the anti-cancer activity of the company's Coxsackie A group viruses have already granted in Australia and New Zealand. The patenting process for these viruses and the company's other oncolytic virus technology, EVATAK™ (Echovirus type 1) is continuing in other major world markets.

Bryan Dulhunty
Executive Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others

END